Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 9 DATED MARCH 17, 2023

TO THE PROSPECTUS DATED NOVEMBER 22, 2022

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated November 22, 2022 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of April 1, 2023;
•
to disclose the calculation of our February 28, 2023 net asset value ("NAV") per share/unit for all share/unit classes;
•
to provide an update on the status of our current public offering; and
•
to otherwise update the Prospectus.

April 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2023 (and repurchases, if applicable, as of March 31, 2023) is as follows:

Transaction Price (per share)
Class S	$20.05
Class D	$20.05
Class I	$20.05
Class F-S	$20.05
Class F-D	$20.05
Class F-I	$20.05
Class A-I	$20.05
Class A-II	$20.05
Class A-III	$20.05

The transaction price for our Class F-I shares is equal to such class's NAV per share as of February 28, 2023. A detailed presentation of the NAV per share is set forth below.

As of February 28, 2023, we had not sold any Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-I shares, Class A-II shares, or Class A-III shares. As a result, the transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-I shares, Class A-II shares, and Class A-III shares is based on our total NAV per share as of February 28, 2023. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

February 28, 2023 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares and partnership interests in ARIS Operating Partnership L.P. (the "Operating Partnership") held by a party other than the Company. The following table provides a breakdown of the major components of our total NAV as of February 28, 2023 ($ and shares/units in thousands):

Components of NAV	February 28, 2023
Investments in real estate	$49,214
Cash	108,761
Other assets	90
Other liabilities	(182)
Management fee payable	(234)
Net asset value	$157,649
Number of outstanding shares/units	7,862

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$57,387	$100,262	$157,649
Number of outstanding shares/units	2,862	5,000	7,862
NAV per share/unit as of February 28, 2023	$20.05	$20.05

___________

(1)
Includes the partnership interests of the Operating Partnership held by a party other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost. In the future, as we establish new values for our real estate investments, we will provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares and partnership interests in the Operating Partnership held by a party other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 31, 2023 ($ and shares/units in thousands):

Components of NAV	January 31, 2023
Investments in real estate	$49,214
Cash	91,862
Other assets	1
Other liabilities	(64)
Management fee payable	(102)
Net asset value	$140,911
Number of outstanding shares/units	7,033

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$40,723	$100,188	$140,911
Number of outstanding shares/units	2,033	5,000	7,033
NAV per share/unit as of January 31, 2023	$20.04	$20.04

___________

(1)
Includes the partnership interests of the Operating Partnership held by a party other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost. In the future, as we establish new values for our real estate investments, we will provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission the offer and sale of a maximum of $5.0 billion in shares of our common stock in a continuous offering (the "Offering"). As of the date hereof, we have issued approximately 4,826,464 shares of our common stock (consisting of Class F-I shares; no other classes of shares were issued or sold as of such date) in the Offering for total proceeds of $96.3 million. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

The following supersedes and replaces the disclosure under "Net Asset Value Calculation and Valuation Guidelines - Valuation of Investments - Real Estate Debt and Other Debt Investments" and the related disclosure in the Prospectus:

Our independent valuation advisor will administer the valuation process for our investments in real estate debt and other debt investments that do not have reliable readily available market quotations (including mortgage loans and mezzanine loans) on a monthly basis. In the case of loans or other debt instruments with no reliable readily available market prices that are acquired by us, such initial value will generally be the acquisition price of such instrument. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such investment will then be valued by our independent valuation advisor within the first three full months after we make such investment and no less frequently than monthly thereafter. Our independent valuation advisor will determine subsequent revaluations of loans and other debt instruments by considering, among other factors, the changes in value of the underlying real estate or other collateral, with anticipated sale proceeds (estimated cash flows) discounted to their present value using a discount rate based on current market rates. Our independent valuation advisor will value each debt investment at least monthly and will coordinate with the Adviser to monitor events intra-month that may affect the values of our real estate debt or other debt and incorporate the impact of those events in estimated fair values, as needed.